UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 29)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

AMREP CORPORATION
(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

032159105
(CUSIP Number)

Nicholas G. Karabots
P.O. Box 736
Ft. Washington, PA 19034
(215) 643-5800
__________________________________________________
 (Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 3, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-l (e), §240.13d-l (f) or §240.13d-l(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d- 7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032159105
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1.    Names of Reporting Persons.

      Nicholas G. Karabots
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
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3.    SEC Use Only..............................................................
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4.    Source of Funds (See Instructions)   PF
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5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
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6.    Citizenship or Place of Organization
                  United States of America
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        2,503,180
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          2,503,180
----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          2,503,180
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   34.79% (1)
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14.   Type of Reporting Person (See Instructions) IN
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(1) Based on 7,195,454 shares of Common Stock (as defined below) stated to be outstanding as of July 3, 2013.

CUSIP No. 032159105
----------------------------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Glendi Publications, Inc. 59-2235938
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
----------------------------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
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4.    Source of Funds (See Instructions)  Not applicable
--------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                  Delaware
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        1,738,424
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
-----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          1,738,424
-----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          1,738,424
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   24.16%
----------------------------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
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CUSIP No. 032159105
----------------------------------------------------------------------------------------------------
1.    Names of Reporting Persons.

      Kappa Media Group, Inc. 23-3047713
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2.    Check the Appropriate Box if a Member of a Group (See Instructions)
            (a) [ ]   .............................................................
            (b) [ ]   .............................................................
----------------------------------------------------------------------------------------------------
3.    SEC Use Only..............................................................
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4.    Source of Funds (See Instructions) Not applicable
----------------------------------------------------------------------------------------------------
5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)
----------------------------------------------------------------------------------------------------
6.    Citizenship or Place of Organization
                   Pennsylvania
----------------------------------------------------------------------------------------------------
Number of Shares        7. Sole Voting Power
Beneficially                        512,337
Owned by Each        -------------------------------------------------------------------------
Reporting Person        8. Shared Voting Power
With
                                             0
----------------------------------------------------------------------------------------------------
9. Sole Dispositive Power
          512,337
----------------------------------------------------------------------------------------------------
10. Shared Dispositive Power
          0
----------------------------------------------------------------------------------------------------
11. Aggregate Amount Beneficially Owned by Each Reporting Person
          512,337
    -------------------------------------------------------------------------------------------------
12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
----------------------------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11)   7.12%
----------------------------------------------------------------------------------------------------
14.   Type of Reporting Person (See Instructions) CO
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This Amendment No. 29 to Schedule 13D (“Amendment No. 29”) amends and supplements the prior statement on Schedule 13D (the “Statement”) as filed by Nicholas G. Karabots and certain affiliates related to the common stock (the “Common Stock”), $.10 par value, of AMREP Corporation, an Oklahoma corporation (the “Issuer”). The Statement has been previously amended by Amendment No. 28 to Schedule 13D filed on April 16, 2013, Amendment No. 27 to Schedule 13D filed on February 1, 2013, Amendment No. 26 to Schedule 13D filed on January 2, 2013, Amendment No. 25 to Schedule 13D filed on September 18, 2012, Amendment No. 24 to Schedule 13D filed on August 21, 2012, Amendment No. 23 to Schedule 13D filed on May 29, 2012, Amendment No. 22 to Schedule 13D filed on October 7, 2011, Amendment No. 21 to Schedule 13D filed on January, 3, 2011, Amendment No. 20 to Schedule 13D filed on November 10, 2011, Amendment No. 19 to Schedule 13D filed on September 30, 2010, Amendment No. 18 to Schedule 13D filed on September 9, 2010, Amendment No. 17 to Schedule 13D filed on May 2, 2008, Amendment No. 16 to Schedule 13D filed on January 11, 2008, Amendment No. 15 to Schedule 13D filed on October 28, 2002, Amendment No. 14 to Schedule 13D filed on January 4, 2002, Amendment No. 13 to Schedule 13D filed November 30, 2001, Amendment No. 12 to Schedule 13D filed on October 24, 2001, Amendment No. 11 to Schedule 13D filed on June 6, 2000, Amendment No. 10 to Schedule 13D filed on July 31, 1996, Amendment No. 9 to Schedule 13D filed on September 25, 1995, Amendment No. 8 to Schedule 13D filed on January 12, 1995, Amendment No. 7 to Schedule 13D filed on January 5, 1995, Amendment No. 6 to Schedule 13D filed on September 15, 1994, Amendment No. 5 to Schedule 13D initially filed on June 2, 1994, Amendment No. 4 to Schedule 13D filed on March 1, 1994, and Amendment No. 3 to Schedule 13D filed on January 31, 1994. Amendment No. 3 to Schedule 13D amended and restated the entire text of the Statement on Schedule 13D filed on August 4, 1993, as amended by Amendment No. 1 filed on December 22, 1993 and Amendment No. 2 filed on January 21, 1994. In the event that any disclosure contained in this Amendment No. 29 is inconsistent with the disclosures contained in the Statement, the disclosures contained herein shall supersede such inconsistent disclosures from the date of this Amendment No. 29.

ITEM 1. SECURITY AND ISSUER

There are no amendments to Item 1 of the Statement pursuant to this Amendment No. 29.

ITEM 2. IDENTITY AND BACKGROUND

There are no amendments to Item 2 of the Statement pursuant to this Amendment No. 29.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Statement is hereby amended and supplemented by adding thereto the following information:

As discussed in greater detail in Item 4, which such information is incorporated by reference into this Item 3, the Reporting Persons purchased additional shares of Common Stock by exercising subscription rights (and oversubscription rights) to which they were entitled in the Rights Offering extended by the Issuer to the holders of its shares of Common Stock (the “Rights Offering”). Information regarding the number of shares of Common Stock acquired by the Reporting Persons pursuant to the Rights Offering, as well as information with respect to the amount of funds used by the Reporting Persons to acquire such shares, is provided in Item 4 hereof. The source of funds used in the acquisition of shares purchased pursuant to the Rights Offering was personal funds.

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended by inserting the following information at the end of the previous disclosures:

As discussed above, on May 31, 2013, the Issuer commenced a $7.5 million Rights Offering to its existing stockholders, pursuant to which the Issuer had distributed subscription rights to its holders of Common Stock as of the record date of the Rights Offering, on a pro rata basis, allowing each such holder to purchase a certain number of additional shares of Common Stock at a price of $6.25 per share.  Stockholders exercising all of the subscription rights distributed to them in the Rights Offering were entitled to exercise an oversubscription privilege, pursuant to which they could purchase a portion of those shares offered in the Rights Offering for which other stockholders had not subscribed.  The Reporting Persons elected to purchase additional shares of Common Stock by exercising subscription rights (and oversubscription rights) to which they were entitled pursuant to the Rights Offering.  Information regarding the number of shares of Common Stock acquired by the Reporting Persons pursuant to the Rights Offering, as well as information with respect to the amount of funds used by the

Reporting Persons to acquire such shares, is as follows:

Reporting Person	Shares of Common Stock Purchased in the Rights Offering	Funds Used to Acquire Shares
Nicholas G. Karabots	50,419	$315,118.75
Glendi Publications, Inc.	347,244	$2,170,275.00
Kappa Media Group, Inc.	102,337	$639,606.25

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Statement is hereby amended by deleting the paragraphs (a), (b) and (c) thereof and inserting the following:

(a)           Mr. Karabots beneficially owns all of the 2,503,180 shares of Common Stock reported on this Statement, which shares represent approximately 34.79% of the outstanding shares of the Common Stock.*  Mr. Karabots beneficially owns 252,419 of the outstanding shares of the Common Stock directly; 1,738,424 of such shares indirectly through Glendi Publications, Inc.; and the remaining 512,337 of such shares indirectly through Kappa Media Group, Inc

(b)           Mr. Karabots has sole voting and sole dispositive power as to the following: the 252,419 outstanding shares of the Common Stock that he owns directly; the 1,738,424 of such shares of the Common Stock owned indirectly through Glendi Publications, Inc.; and the 512,337 of such shares of the Common Stock owned indirectly through Kappa Media Group, Inc., as reported on this Statement.

(c)           The Reporting Persons purchased additional shares of Common Stock purrsuant to the Rights Offering, as described in more detail in Items 3 and 4 of this Statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no amendments to Item 6 of the Statement pursuant to this Amendment No. 29.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 99.1	Power of Attorney (filed herewith)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2013
/s/ William J. Bonner, Jr., attorney-in-fact
Nicholas G. Karabots

GLENDI PUBLICATIONS, INC.

/s/ William J. Bonner, Jr., attorney-in-fact
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer

KAPPA MEDIA GROUP, INC.

/s/ William J. Bonner, Jr., attorney-in-fact
Name:  Nicholas G. Karabots
Title:    Chief Executive Officer